SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. ___)*

CROSS BORDER RESOURCES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

227443108
(CUSIP Number)

Alan W. Barksdale 2515 McKinney Avenue, Suite 900 Dallas, Texas 75201 214-871-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 227443108	SCHEDULE 13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Red Mountain Resources, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,973,589
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,973,589
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,973,589
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 227443108	SCHEDULE 13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Black Rock Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,272,328
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,272,328

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,272,328
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 227443108	SCHEDULE 13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alan W. Barksdale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,973,589
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,973,589
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,973,589
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 227443108	SCHEDULE 13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Paul N. Vassilakos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 227443108	SCHEDULE 13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard Y. Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 227443108	SCHEDULE 13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Lynden B. Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 227443108	SCHEDULE 13D	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Randell K. Ford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 227443108	SCHEDULE 13D	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) William F. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 227443108	SCHEDULE 13D	Page 10 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Red Mountain Group (comprised of the Reporting Persons, as defined below)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,973,589
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,973,589
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,973,589
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 227443108	SCHEDULE 13D	Page 11 of 18 Pages

Item 1.	Security and Issuer.

This statement relates to ownership of the common stock, par value $0.001 per share (“Shares”), of Cross Border Resources, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 22610 US Highway 281 N., Suite 218, San Antonio, TX 78258.

The percentage of beneficial ownership calculation reflected in this Schedule 13D is based upon 16,151,946 shares of Common Stock outstanding as of November 8, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2011.

Item 2.	Identity and Background.

This statement is filed on behalf of the Red Mountain Group (the “Group”) consisting of Red Mountain Resources, Inc. (“RMR”), Black Rock Capital, Inc. (“Black Rock”), Alan W. Barksdale, Paul N. Vassilakos, Richard Y. Roberts, Lynden B. Rose, Randell K. Ford and William F. Miller, III (collectively herein referred to as the “Reporting Persons”). The Group is not a business entity and has no place of organization. Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6 and filed as Exhibit 99.1 to this statement. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. This joint filing amends all previously filed Schedule 13Ds by the Reporting Persons in their entirety.

RMR is a Florida corporation, with its principal address at 2515 McKinney Avenue, Suite 900, Dallas, TX 75201. Black Rock, a wholly-owned subsidiary of RMR, is an Arkansas corporation, with the same principal address as RMR. RMR is engaged in the business of operating and investing in oil and gas properties in Texas and New Mexico through its wholly owned subsidiaries, including Black Rock.

The principal business address of Alan W. Barksdale is 2515 McKinney Avenue, Suite 900, Dallas, TX 75201. The principal business address of Paul N. Vassilakos is 180 Madison Avenue, Suite 1702, New York, NY 10016. The principal business address of Richard Y. Roberts is 1200 New Hampshire Avenue NW, Suite 300, Washington, DC 20036. The principal business address of Lynden B. Rose is 7026 Old Katy Road #259, Houston, TX 77024. The principal business address of Randell K. Ford is 415 West Wall Street, Midland, TX 79701. The principal business address of William F. Miller, III is 2216 Sunset Blvd., Houston, TX 77005.

Alan W. Barksdale is the President, Chief Executive Officer and a director of RMR. Paul N. Vassilakos is the founder of Petrina Advisors, Inc., a privately held advisory firm. Richard Y. Roberts is the co-founder of Roberts, Raheb & Gradler LLC, a regulatory/legislative consulting firm. Lynden B. Rose is a partner of Stanley, Frank & Rose, LLP, a Texas-based law firm. Randell K. Ford is the President of R.K. Ford and Associates, Inc., a consulting firm, based in the Permian Basin (Midland, TX), that specializes in drilling, engineering and completion of oil and gas wells. William F. Miller, III is a consultant to Goldman Sachs.

CUSIP No. 227443108	SCHEDULE 13D	Page 12 of 18 Pages

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the individual Reporting Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Through a private placement conducted by the Issuer, Black Rock acquired 2,136,164 units, consisting of 2,136,164 Shares and warrants to purchase 2,136,164 Shares for a purchase price of $3,204,246 ($1.50 per unit), which purchase was made with Black Rock’s working capital.

Through a series of privately negotiated stock purchase and sale agreements with the Issuer’s stockholders, RMR acquired 2,701,261 Shares. RMR used its working capital for purchases made in cash. The remainder of acquisitions was made in exchange for shares of RMR’s common stock. The amount of funds or other consideration per transaction is listed in Schedule 1 attached hereto.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares for investment purposes. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On December 12, 2011, RMR and Black Rock filed a complaint in the District Court for Clark County, Nevada (the “District Court”) seeking (i) an order directing the Issuer to conduct an annual meeting for the election of directors (the “Annual Meeting”) and (ii) a declaration by the District Court that a proxy solicitation conducted by RMR and Black Rock in connection with such Annual Meeting and in accordance with applicable rules and regulations would not, in and of itself, constitute or be deemed an “Association,” for the purposes of, and as that term is defined, in Issuer’s Bylaws.

CUSIP No. 227443108	SCHEDULE 13D	Page 13 of 18 Pages

On February 21, 2012, the Group filed with the Securities and Exchange Commission (“SEC”) a preliminary consent solicitation statement in connection with its anticipated solicitation of written consents (the “Solicitation”) from the stockholders of the Issuer to consent to the following actions without a stockholders’ meeting, as authorized by Section 78.320 of the Nevada Revised Statutes:

•	Amend Article IV, Section 15 of Issuer’s Bylaws (the “Bylaws”) to provide that stockholders have the ability to fix the size of the Issuer’s Board of Directors (the “Board”) and to increase the size of the Board to eleven directors;

•	Amend Article IV, Section 18 of the Bylaws to allow newly created directorships resulting from an increase in the size of the Board to be filled by a vote of the stockholders;

•	Subject to approval of the above actions, elect each of Alan W. Barksdale, Paul N. Vassilakos, Richard Y. Roberts, Lynden B. Rose, Randell K. Ford and William F. Miller, III (each, a “Nominee” and collectively, the “Nominees”) to serve as a director of the Issuer (or, if any such Nominee was unable or unwilling to serve as a director of the Issuer, any other person designated as a Nominee by RMR);

•	Repeal the amendments to the Bylaws adopted by the Board on November 14, 2011 which added Article XIII – Acquisition of a Controlling Interest; and

•	Remove the power of the Board to amend the Bylaws prior to the next annual meeting of stockholders and repeal any provision of the Bylaws adopted by the Board in effect at the time this proposal becomes effective that was not included in the Bylaws as of February 21, 2012.

The Group is seeking to add six independent directors to the Issuer’s Board because it does not believe the current Board is acting in the best interests of the Issuer’s stockholders and that new independent directors are necessary in order to enhance stockholder value. The Group believes the approval of the actions will provide the Issuer with qualified and committed directors who, in accordance with their respective fiduciary duties as directors, will provide proper oversight and direct management to take decisive steps to maximizing stockholder value.

Except as discussed above, the Reporting Persons do not have other specific plans or proposals at this time that would result in a change to the Issuer as set forth in subsections (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons plan to evaluate their investment in the Issuer on a continuing basis, and in connection with such evaluation the Reporting Persons may in the future upon due consideration of all relevant factors take certain actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer regarding the events discussed herein, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP No. 227443108	SCHEDULE 13D	Page 14 of 18 Pages

Item 5.	Interest in Securities of the Issuer.

Black Rock is deemed to be the beneficial owner of 4,272,328 Shares, or approximately 23.4% of the Issuer’s common stock. This represents 2,136,164 Shares held by Black Rock and warrants to purchase 2,136,164 Shares held by Black Rock for which the exercise period began on November 26, 2011. The warrants, however, are subject to a cap that precludes the holder from exercising the warrants if after such exercise the holder alone or with its affiliates would be the beneficial owner of more than 19.99% of the Issuer’s common stock unless the holders of the Issuer’s common stock approve such exercise.

RMR is deemed to be the beneficial owner of 6,973,589 Shares, or approximately 38.1% of the Issuer’s common stock. This represents 2,701,261 Shares held by RMR and the 2,136,164 Shares held by Black Rock, RMR’s wholly owned subsidiary. This also includes the warrants to purchase 2,136,164 Shares held by Black Rock.

Barksdale, as the Chief Executive Officer of RMR and an officer of Black Rock, has the authority to vote and dispose of the Shares on behalf of RMR and Black Rock. As such, Barksdale is deemed to be the beneficial owner of all of the Shares beneficially owned by RMR and Black Rock.

None of the other individual Reporting Persons has the authority to vote or dispose of the Shares on behalf of RMR and Black Rock. Such persons may be deemed beneficial owners of such Shares as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); however, each individual Reporting Person (except for Mr. Barksdale), disclaims beneficial ownership of such shares of Common Stock not directly owned by him, except to the extent of his ultimate pecuniary interest therein, if any.

Pursuant to Exchange Act Rule 13d-5(b)(1), the Group is deemed to have beneficial ownership over the Shares of its group members, and thus is deemed to have beneficial ownership over those Shares held by RMR and Black Rock.

The Group, RMR and Barksdale have sole voting and dispositive power with respect to all of the shares of the Issuer’s Common Stock beneficially owned by them. Black Rock has shared voting and dispositive power with respect to all of the Shares beneficially owned by it.

CUSIP No. 227443108	SCHEDULE 13D	Page 15 of 18 Pages

In the past 60 days, the Reporting Persons effected the following transactions:

On January 3, 2012, RMR entered into a stock purchase and sale agreement pursuant to which RMR acquired an aggregate of 50,000 shares of the Issuer’s Common Stock in exchange for $70,000.00 ($1.40 per share) in a privately negotiated transaction. RMR used its working capital to pay the purchase price.

On January 10, 2012, RMR entered into a stock purchase and sale agreement pursuant to which RMR acquired an aggregate of 250,929 shares of the Issuer’s Common Stock in exchange for the issuance of an aggregate of 501,858 shares of RMR’s common stock in a privately negotiated transaction.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 16, 2011, RMR issued a Senior Secured Promissory Note (the “Note”) in the amount of $4,000,000 to Hyman Belzberg, William Belzberg and Cado Management, Inc. (collectively, the “Lenders”). The Note is guaranteed by Red Mountain’s wholly-owned subsidiaries, Black Rock and RMR Operating LLC. The Note is secured by 2,233,000 Shares (the “Pledged Stock”) pursuant to a Stock Pledge Agreement.

Upon the occurrence of an event of default (as defined in the Stock Pledge Agreement), which among other things includes failure to make payments as obligated under the Note or failure to perform any of the undertakings or obligations of the Stock Pledge Agreement, Lenders shall have the right to vote the Pledged Stock, give consents, waivers and ratifications with respect to the Pledged Stock, and be entitled to receive and collect cash dividends for their own use paid on the Pledged Stock, and may transfer all of the Pledged Stock into their names and exercise any and all rights with respect to the Pledged Stock.

On February 21, 2012, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (i) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (ii) the parties agreed to solicit written consents or proxies to elect the Nominees or any other person designated by the Group as directors of the Issuer and to take all other action necessary or advisable to achieve the foregoing, and (iii) RMR and Black Rock agreed to bear all expenses incurred in connection with the Group’s activities, including expenses incurred in connection with the Solicitation, and to share such expenses equally among them.  The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, each of Messrs. Barksdale, Vassilakos, Roberts, Rose, Ford and Miller consented to being named as nominees in any consent statement or proxy statement filed by the Group in connection with the Solicitation and serving as a director of the Issuer if elected. The form of consent letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP No. 227443108	SCHEDULE 13D	Page 16 of 18 Pages

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1.	Joint Filing and Solicitation Agreement by and among RMR, Black Rock and Messrs. Barksdale, Vassilakos, Roberts, Rose, Ford and Miller.

99.2.	Form of Consent Letter to serve as a nominee and as a director of the Issuer, if elected.

CUSIP No. 227443108	SCHEDULE 13D	Page 17 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 24, 2012

RED MOUNTAIN RESOURCES, INC.

By:	/s/ Alan W. Barksdale
Alan W. Barksdale, CEO

BLACK ROCK CAPITAL, INC.

By:	/s/ Alan W. Barksdale
Alan W. Barksdale, President

/s/ Alan W. Barksdale
Alan W. Barksdale

/s/ Paul N. Vassilakos
Paul N. Vassilakos

/s/ Richard Y. Roberts
Richard Y. Roberts

/s/ Lynden B. Rose
Lynden B. Rose

/s/ Randell K. Ford
Randell K. Ford

/s/ William F. Miller, III
William F. Miller, III

CUSIP No. 227443108	SCHEDULE 13D	Page 18 of 18 Pages

SCHEDULE I

PURCHASES AND SALES IN THE SECURITIES OF CROSS BORDER RESOURCES, INC.
DURING THE PAST TWO YEARS

Transaction Date	Shares of Cross Border Common Stock Acquired	Form of Payment and Amount of Funds or Consideration
08/12/11	218,535	273,169 shares of RMR’s common stock
10/26/11	1,377,193 (1)	2,754,386 shares of RMR’s common stock (2)
11/01/11	637,272	1,274,544 shares of RMR’s common stock
11/04/11	167,332 (1)	$217,531.60 ($1.30 per share) (3)
1/3/12	50,000	$70,000.00 ($1.40 per share)
1/10/11	250,929	501,858 shares of RMR’s common stock

(1)	Aggregate of Shares acquired from different holders on this date.
(2)	Aggregate of shares of RMR’s common stock issued to different holders in consideration of the acquisitions made on this date.
(3)	Aggregate purchase price paid to different holders in consideration of the acquisitions made on this date.